COLONNADE ISLAND LLC

Rio Grande, PR

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2025

With Report of Independent Registered Public Accounting Firm

SEC ID 8-70961
This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

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SEC FILE NUMBER
8-70961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COLONNADE ISLAND LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7000 Bahia Beach Blvd, Ventanas II-314
(No. and Street)

Rio Grande	PR	00745
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Guylay	847-452-8315	jguylay@coladv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Driven, PSC
(Name – if individual, state last, first, and middle name)

B7 Tabonuco Street Suite 302	Guaynabo	PR	00968
(Address)	(City)	(State)	(Zip Code)

09/23/21	6817
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R Guylay, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Colonnade Island LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Idaho
County of Blaine
03-23-2026

Christina M Stice
Commission Number: 38061
Notary Public
State of Idaho
My Commission Expires: 07/09/2026

Signature: [signature]

Title: CEO

[signature]
Notary Public Christina M. Stice

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Colonnade Island LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Colonnade Island LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

To the Board of Directors and Member of
Colonnade Island LLC
Page 2

Auditors' Report on Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Computation for Determination of the Reserve Requirements under Rule 15c3-3 and Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

March 20, 2026

 

DPSC329-1757
COLONNADE ISLAND LLC

COLONNADE ISLAND LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS

Cash and Cash Equivalents	$	39,835
Total Assets	**$**	**39,835**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$	485
Total Liabilities		**485**
MEMBER'S EQUITY		39,350
Total Liabilities and Member's Equity	**$**	**39,835**

The accompanying notes are an integral part of these financial statements.

COLONNADE ISLAND LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2025

REVENUES		
Consulting Revenue	$	160,000
Total Revenues		**160,000**
OPERATING EXPENSES		
Payroll & Benefits		113,239
Professional Fees		40,315
Licenses		13,356
Utilities		6,601
Travel & Entertainment		875
Bank Charges		184
Total Operating Expenses		**174,570**
OPERATING LOSS		**(14,570)**
Income Tax Benefit		758
NET LOSS	$	**(13,812)**

The accompanying notes are an integral part of these financial statements.

COLONNADE ISLAND LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2025

BALANCE, December 31, 2024	$	**55,148**
Net Loss		(13,812)
Distribution to Member		(1,986)
BALANCE, December 31, 2025	$	**39,350**

The accompanying notes are an integral part of these financial statements.

COLONNADE ISLAND LLC

STATEMENT OF CASH FLOWS
For the Year Ending December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(13,812)
Adjustments to reconcile net income to net cash used in operating activities		
Change in:		
Prepaid Expenses		600
Accounts Payable		(321)
Accrued Corporate Taxes		(90,000)
Net Cash Used in Operating Activities		**(103,533)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to Member		(1,986)
Cash Used in Financing Activities		**(1,986)**
NET DECREASE IN CASH		**(105,519)**
CASH, BEGINNING OF YEAR		145,354
CASH, END OF YEAR	$	**39,835**
SUPPLEMENTAL CASH FLOW INFORMATION		
Income tax paid during the year	$	88,642

.
The accompanying notes are an integral part of these financial statements.

COLONNADE ISLAND LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Nature of Operations

Colonnade Island LLC (the "Company") was formed in April 2022 and is organized under the laws of the Commonwealth of Puerto Rico. The Company began operations on June 1, 2022. The Company is approved as a FINRA/SEC member firm. As a capital acquisitions broker, the Company provides investment banking and financial advisory services to institutional clients. The Company maintains a license to operate in Puerto Rico as granted by the Puerto Rico Office of the Commissioner of Financial Institutions.

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the sole member interest is equal to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (GAAP). The following is a summary of the significant accounting policies followed by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short–term highly liquid investments with maturities of three months or less at the date of acquisition. The Company maintains its cash in a checking account at one bank, which at times may exceed federally insured limits. As of December 31, 2025, the cash balance held at this financial institution was 100% covered by FDIC insurance. The Company has not experienced any losses in such accounts.

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. ASC Topic 606 requires disclosure of significant practical expedients elected, if any.

Investment Banking Revenue

Investment banking revenue includes fees earned from providing merger and acquisition (M&A) and financial advisory services and private placement services. These fees are recognized as earned according to each contract with clients. A portion of this revenue relates to success-based fees, which are recognized at the point in time when it is probable that a significant reversal of those revenues would not occur in a future period, which is normally on the closing date of the transaction. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Contract liabilities are recognized into revenue as the services are provided to the customer. At December 31, 2025, there were no contract liabilities.

Consulting Revenue

Consulting revenue includes fees earned from providing consulting services. These fees are recognized as earned according to each contract with clients. Revenue is recognized over time for consulting arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Pursuant to FASB ASC 606, service is accounted as a single performance obligation satisfied over time. Consulting revenue is payable on a monthly basis in arrears.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for credit losses, if any. The allowance for credit losses is increased by charges to income and decreased by charge offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible. As of December 31, 2025 there were no accounts receivable. There was no provision for credit losses during the year ended December 31, 2025.

Income Tax

The Company has elected to be treated as a corporation. In January 2024, the Company was awarded a tax decree under the Puerto Rico incentives code of Act 60 of 2019 (the "Decree"), effective retroactively to the date of the initial application in 2022. Under the Decree, the Company is subject to a fixed income tax rate of 4.0% on net income derived from the exportation of eligible services, as defined in the Decree, which include the Company's investment banking and consulting services. In September 2025, the Company petitioned to amend the Decree to be treated as a Small or Medium Business (as defined under Act 60, "PYME"), which would reduce the fixed income tax rate of the Company to 2.0% from 4.0% for the first five years of the Decree. The petition is pending approval, and the Company has elected to retain its existing tax position until approval of the petition.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income.

The Company did not have any uncertain tax positions as of 2025. Income tax returns have been filed for calendar years ending 2022, 2023 and 2024 and remain open and subject to review by applicable tax authorities.

Exemptive Provision

The Company does not claim an exemption from SEC Rule 15c3-3 in reliance to Footnote 74 to SEC Release 34-70073 for the period from January 1, 2025 through December 31, 2025 because the Company does not and will not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) carry accounts of or for customers, and (3) carry PAB accounts. The Company's business activities include private placement of securities and mergers and acquisitions advisory.

NOTE 3 – Lease and Related Party Transaction

The Company rents office space under a month-to-month arrangement from an entity under common ownership. Under the terms of the agreement, the Company is responsible only for the cost of internet services and electricity, which totaled $3,760 in 2025. Under ASC 842 disclosures, the Company is not required to record future rent obligations under the agreement because the agreement can be canceled without penalty at any time. During the year ended December 31, 2025, no lease obligation or right of use asset was recorded since there are no lease payments tied with the lease.

NOTE 4 – Concentrations

During the year ended December 31, 2025, the Company had one client that accounted for 100% of revenues.

NOTE 5 – Contingencies

As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations. The Company is not currently involved in any legal proceedings or investigations as of December 31, 2025.

NOTE 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3‑1), which requires the Company to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. SEC Rule 15c3‑1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital exceeds 10 to 1.

On December 31, 2025, the Company had net capital of $39,350 which was $34,350 in excess of its minimum required net capital of $5,000. The Company's aggregate indebtedness for the year ended December 31, 2025 was 0.0123 to 1.

NOTE 7 – Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes fees for advisory services on mergers and acquisitions (M&A) and capital raises. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

M&A Advisory Fees. The Company provides advisory services on M&A. Revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Success fees are recognized at the point in time when it is probable that a significant reversal of those revenues would not occur in a future period which is normally on the closing date of the transaction or when the contract is terminated or expires. When the Company provides advisory services to customers in collaboration with other broker dealers on certain transaction, the Company recognizes success fees when a transaction closes. Such success fees and are shared between the parties based on the relative contributions of the member firms, subject to mutual agreement at or near the transaction closing, and are typically payable within 30 days. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Contract liabilities are recognized into revenue as the services are provided to the customer. Investment Banking Revenues for the year 2025 were $0.

Consulting

The Company provides consulting services to one client, as requested, under a long-term contract. Consulting revenue is recognized on a monthly basis in arrears. According to FASB ASC 606, the service was accounted as a single performance obligation satisfied over time. Management believes that consulting revenue should be recorded as time passes; accordingly the input method based on time-elapsed is the measure used. The contract became effective on June 1, 2022 and can be canceled by either party at any time. The contract was amended and extended in December 2024 and again in December 2025 and expires on December 31, 2027. Consulting Revenue for the year 2025 was $160,000.

NOTE 8 – Segment Reporting

The Company is engaged in a single line of business of investment banking and consulting. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 9 – Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since December 31, 2025, through March 20, 2026, the date the financial statements were available to be issued and determined that there are no material events that would require adjustment to or disclosures in the Company's financial statements.

SUPPLEMENTAL INFORMATION

COLONNADE ISLAND LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of and for the Year Ended December 31, 2025

ALLOWABLE ASSETS		
Cash	$	39,835
Total Allowable Assets		**39,835**
AGGREGATE INDEBTEDNESS		
Accounts Payable		485
Total Aggregate Indebtedness		**485**
Minimum required net capital (higher of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
NET CAPITAL		
Member's Equity		39,350
Net Capital	**$**	**39,350**
Net Capital Requirement (Minimum)	$	5,000
Capital in Excess of Minimum Requirement		34,350
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.0123 : 1**

There were no material differences between the above calculation and the Company's calculation of
net capital as reflected on Form 17a-5, Part IIA.

See independent registered public accounting firm's report.

COLONNADE ISLAND LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Colonnade Island LLC is exempt from Rule 15c3-3 under the provision of FN 74.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Colonnade Island LLC is exempt from Rule 15c3-3 under the provision of FN 74.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Colonnade Island LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which the Colonnade Island LLC (the "Company") stated that:

1) The Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Private placement of securities; and (2) Mergers and acquisition advisory. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Driven, PSC

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

March 20, 2026




DPSC329-1759
COLONNADE ISLAND LLC

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

COLONNADE ISLAND LLC

7000 Bahia Beach Blvd
Ventanas II-314
Rio Grande, PR 00745

Exemption Report

March 20, 2026

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Colonnade Island LLC does not claim an exemption from SEC Rule 15c3-3 in reliance to Footnote 74 to SEC Release 34-70073 for the period from January 1, 2025 through December 31, 2025 because the Company does not and will not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) carry accounts of or for customers, and (3) carry PAB accounts. The Company's business activities include private placement of securities and mergers and acquisitions advisory.

Footnote 74 states: "There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions listed under Item 24 of Part IIa. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report.".

Colonnade Island LLC met the exemption provisions under Footnote 74 to SEC Release 34-70073 for the above-mentioned period, without exception.

Kindest regards,

Jeffrey R Guylay
CEO